Exhibit 99.1

SUPERCOM LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
as of June 30, 2014

(Unaudited)

SUPERCOM LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
as of June 30, 2014

(Unaudited)

IN U.S. DOLLARS

INDEX

Page

Interim Consolidated Balance Sheets	3

Interim Consolidated Statements of Operations	4

Interim Statements of Changes in Shareholders' equity	5

Interim Consolidated Statements of Cash Flows	6 – 7

Notes to Interim Consolidated Financial Statements	8 – 9

- - - - - - - - - - - - - - - - - - - - -

SUPERCOM LTD.

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	June 30,	December 31,
	2014	2013
	Unaudited	Audited

CURRENT ASSETS
Cash and cash equivalents	2,059	2,673
Restricted bank deposits	563	85
Trade receivable, net	10,430	3,096
Deferred tax short term	1,480	2,183
Other accounts receivable and prepaid expenses	1,999	3,365
Inventories, net	1,049	707

Total current assets	17,580	12,109

LONG-TERM ASSETS
Severance pay funds	349	294
Deferred tax long term	4,633	3,930
Customer Contracts	7,620	8,100
Software and other IP	5,900	6,210
Goodwill	889	889
Property and equipment, net	317	176

Total assets	37,288	31,708

CURRENT LIABILITIES
Short-term bank credit	26	1
Trade payables	2,470	1,689
Employees and payroll accruals	961	419
Related parties	404	434
Accrued expenses and other liabilities	1,999	3,636
Short-term liability for future earn-out	1,748	1,978
Total current liabilities	7,608	8,157

LONG-TERM LIABILITIES
Long-term liability for future earn-out	3,760	3,760
Accrued severance pay	567	399
Total long-term liabilities	4,327	4,159

SHAREHOLDERS' EQUITY:
Ordinary shares	934	904
Additional paid-in capital	58,011	55,530
Accumulated deficit	(33,592)	(37,042)

Total shareholders' equity	25,353	19,392

Total Liabilities and Shareholders' Equity	37,288	31,708

3

SUPERCOM LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except per share data)

	Six months ended June 30
	2014	2013

REVENUES	12,364	3,903

COST OF REVENUES	(2,696)	(541)

GROSS PROFIT	9,668	3,362

OPERATING EXPENSES
Research and development, net	1,802	349
Sales and marketing	3,222	1,410
General and administration	1,094	435
Total operating expenses	6,118	2,194

OPERATING INCOME	3,550	1,168

FINANCIAL EXPENSES, NET	100	42

INCOME BEFORE INCOME TAX	3,450	1,126

INCOME TAX BENEFIT	-	3,001

NET INCOME	3,450	4,127

NET INCOME PER SHARE

Basic	0.26	0.47

Diluted	0.26	0.43

Weighted average number of ordinary shares used in computing basic income per share	13,391,037	8,740,001

Weighted average number of ordinary shares used in computing diluted income per share	13,471,288	9,553,082

4

SUPERCOM LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share data)

	Ordinary shares
	Number of Shares	Share capital	Additional paid-in capital	Amount of liability extinguished on account of shares	Accumulated deficit	Total shareholders' equity

Balance as of December 31, 2012	8,651,703	574	43,518	127	(43,508)	711
Changes during the six months ended June 30, 2013 (unaudited):
Shares issued in connection with extinguishments of liabilities	429,600	29	98	(127)	-	-
Net income	-	-	-	-	4,127	4,127
Balance as of June 30, 2013	9,081,303	603	43,616	-	(39,381)	4,838

Balance as of December 31, 2013	13,284,144	904	55,530	-	(37,042)	19,392
Changes during the six months ended June 30, 2014 (unaudited):
Exercise of options and issuance of restricted share capital, net of issuance costs	414,911	30	2,464	-	-	2,494
Stock- based compensation	-	-	17	-	-	17
Net income	-	-	-	-	3,450	3,450
Balance as of June 30, 2014	13,699,055	934	58,011	-	(33,592)	25,353

5

SUPERCOM LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW

(U.S. dollars in thousands)

	Six months ended June 30
	2014	2013
Cash flows from operating activities:

Net income	3,450	4,127

Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	817	21
Accrued severance pay	168	20
Stock-based compensation	17	-
Deferred tax	-	(3,010)
Increase in trade receivables, net	(7,334)	(860)
Decrease (increase) in other accounts receivable and prepaid expenses	1,366	(361)
Increase in inventories, net	(342)	(49)
Increase (decrease) in trade payables	781	(4)
Increase in employees and payroll accruals	542	186
Increase (decrease ) in accrued expenses and other liabilities	(1,667)	176

Net cash provided by (used in) operating activities	(2,202)	246

Cash flows from investing activities:
Purchase of property and equipment	(168)	(76)
Decrease in severance pay fund	(55)	(7)
Liability for future earn-out	(230)	-
Restricted bank deposits, net	(478)	-
Net cash used in investing activities	(931)	(83)

Cash flows from financing activities:
Short-term bank credit, net	25	(20)
Proceeds from issuance of restricted share capital, net of issuance costs	2,449	-
Proceeds from exercise of options, net	45	-

Net cash (used in) provided by financing activities	2,519	(20)

Increase (decrease) in cash and cash equivalents	(614)	143
Cash and cash equivalents at the beginning of the year	2,673	225

Cash and cash equivalents at the end of the year	2,059	368

6

SUPERCOM LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW

(U.S. dollars in thousands)

	Six months
	Ended June 30,
	2014		2013

Supplemental disclosure of cash flows information:
Cash paid during the period for:
Interest	-	*	-	*
Income taxes, net	-		9

*Less than $1.

7

SUPERCOM LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: GENERAL

SuperCom Ltd. (the “Company") is an Israeli resident company organized in 1988 in Israel. On January 24, 2013 the Company changed its name back to SuperCom Ltd, its original name, from Vuance Ltd. On September 12, 2013, the Company’s ordinary shares were approved for listing on the NASDAQ Capital Market and began trading under the ticker symbol “SPCB” on September 17, 2013. Previously, the Company’s ordinary shares traded on the OTCQB electronic quotation service.

The Company is a global provider of traditional and digital identity solutions, providing advanced safety, identification, tracking and security products to governments and private and public organizations. The Company provides cutting edge real-time positioning, tracking, monitoring and verification solutions enabled by its PureRF wireless hybrid suite of products and technologies, all connected to a web-based, secure, proprietary, interactive and user-friendly interface. The Company offers a wide range of solutions including, national ID registries, e-passports, biometric visas, automated fingerprint identification systems, digitized driver’s licenses, and electronic voter registration and election management using the common platform ("MAGNA"). The Company sells its products through sales offices in the U.S, Tanzania, Panama, Ecuador and Israel.

On December 26, 2013 the Company acquired the SmartID Division of On Track Innovations Ltd. (NASDAQ: OTIV) (“OTI”), consisting of customer contracts, software, other related technologies and IP assets. The Company paid OTI $8.8 million ($10 million less certain price adjustments) at the closing and agreed to make contingent payments of up to $12.5 million pursuant to an earn-out mechanism based on certain performance and other milestones. The SmartID Division has a strong international presence, with a broad range of competitive and well-known e-ID solutions and technology. The acquisition significantly expanded the breadth of the Company’s e-ID capabilities globally, while providing it with market and technological experts, together with its ID software platforms and technologies.

NOTE 2: UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Financial Statement preparation

These unaudited interim consolidated financial statements of the Company and its subsidiaries (collectively referred to in its report as "Company"), as of June 30, 2014 and for the six months then ended have been prepared, in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). They do not include all information and notes required by U.S. GAAP in the preparation of annual consolidated financial statements. The accounting policies used in the preparation of the unaudited interim consolidated financial statements is the same as those described in the Company's audited consolidated financial statements prepared in accordance with U.S. GAAP for the year ended December 31, 2013.

The Company makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated interim financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

8

SUPERCOM LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2: UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (cont.)

The Company believes all adjustments necessary for a fair statement of the results for the period presented have been made and all such adjustments were of a normal recurring nature unless otherwise disclosed. The financial results for the period are not necessarily indicative of financial results for the full year.

These financial statements should be read in conjunction with the Company's consolidated financial statements for the year ended December 31, 2013 and the accompanying notes.

NOTE 3: COMMITMENTS AND CONTINGENT LIABILITIES – LITIGIATION

1.	According to a success based consulting agreement from November 29, 2009, Periscope Finance Ltd. (“Periscope”), committed to assist the Company in finding an investor, With the following payments terms: (i) for any investment of up to $2 million, an amount equal to 6% of the investment amount and (ii) options for 3% of the Company’s share capital. (iii) for any amount over $2 million, an additional $25 for any $1 million and an additional options for 1% of the Company’s share capital. Periscope claims that they are responsible for an investment by Sigma Wave, the Company’s current controlling shareholder. The Company believes that Periscope is not entitled to any payment, since the agreement with Periscope was never approved by the Company’s authorized organs and since the acquisition of the Company’s convertible bond from a bondholder by Sigma Wave was not "an investment in the company" (the Company was not part of the transaction). In addition, the Company position is that even if the agreement was enforceable, it terminated prior to November 28, 2010, and as such the Sigma transaction (not an investment), occurred after the term of the agreement with Periscope terminated. In April, 2013, Periscope proposed a settlement agreement, which was presented at the Company’s general assembly for approval but this agreement was rejected by the general assembly in its annual meeting on May 9, 2013. Both parties agreed to go into a mediation process, which was ended with no agreement between the parties. In August 2014, Periscope proposed a new settlement agreement, which is currently under evaluation.

2.	As part of the acquisition of the SmartID division of OTI in December 2013, the Company assumed a dispute with Merwell Inc. (“Merwell”). Merwell has alleged that it has not received the full payment it is entitled to for its services in respect of a drivers’ license project. OTI alleged that Merwell breached its commitments under the service agreement and also acted in concert with third parties to damage OTI’s business activities. This matter is now subject to an arbitration proceeding.

9